Mail Stop 3561

June 21, 2007

Mr. Peter Boneparth
President and Chief Executive Officer
Jones Apparel Group, Inc.
1411 Broadway
New York, NY 10018

> **Re:** **Jones Apparel Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 1-10746**

Dear Mr. Boneparth:

We have reviewed your response letter filed on May 15, 2007 to our comment letter dated May 7, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Supplemental Pro Forma Condensed Financial Information, page 80

1. We note your response to comment 12 in our letter dated May 7, 2007. If the "Issuers" column includes all subsidiaries that act as both co-issuers and co-obligors, please disclose that fact in future filings. Please also confirm that the "Others" column excludes all obligor subsidiaries.

Item 9A. Controls and Procedures, page 83

2. We note your response to comment 13 in our letter dated May 7, 2007. We note your proposed revisions in response to our comment. As you continue to state that a "control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control

system are met," please revise your disclosure to state that your disclosure controls and procedures are effective at the reasonable assurance level.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief